SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 31, 2022 Highway Holdings Limited (the “Registrant”) received a notice from Kevin Yang Kuang Yu that he was resigning from Registrant’s Board of Directors. Likewise, on September 2 and September 5, the Registrant also received resignation notices from George Leung Wing Chan and Uri Bernhard Oppenheimer, respectively. All resignation notices stated that the former directors were resigning effective immediately. None of the resignation notices stated that their resignations were due to any disagreements with the Registrant regarding any issues relating to the Registrant’s operations, policies or practices.

The Registrant is currently evaluating changes to its management structure in order to enable management to more effectively and rapidly respond to changes in the current business environment. The foregoing three directors voluntarily resigned in connection with a planned restructuring of the Registrant’s Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: September 7, 2022	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

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